

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2013

Via E-mail
Tom De Weerdt, Vice President, Corporate Controller
Mead Johnson Nutrition Company
2701 Patriot Blvd.
Glenview, Illinois 60026

Re: Mead Johnson Nutrition Company
         Form 10-K for the Fiscal Year ended December 31, 2012
         Filed February 21, 2013
         Response Letter dated April 15, 2013
         File No. 001-34251

Dear Mr. De Weerdt:

   We have reviewed your filing and response letter and have the following additional comments.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 32

1.   We have read your response to prior comment one and note that your tax-free return of basis was a significant source of liquidity. Please expand your disclosure to quantify and discuss this amount and any remaining basis for which there is a reasonable possibility of being returned tax-free, to comply with Item 303(a)(1) of Regulation S-K.

Financial Statements and Supplementary Data, page 40

Note 5 - Segment Information, page 54

2.   We have read your response to prior comment two, in which you describe various perspectives on the long-term financial performance of your operating segments in Asia and Latin America. You explain that you have expectations for business growth in these regions due to similar emerging market macroeconomic factors. However, you also state that "...there is no direct correlation between [your] operating segment sales trends and estimated industry sales trends" in these regions. Moreover, you indicate that you consider various measures of sales trends and gross margins to be similar, although you also state that "...demand-generation investments, price increases and new product offerings impacts sales growth comparisons for individual years."

We would like to better understand your process of segment aggregation as it relates to all of the criteria listed in FASB ASC 280-10-50-11, in deciding to combine your four operating segments into two reportable segments. Please submit the analysis that you performed as of December 31, 2012, showing your consideration of all criteria and all operating segment performance measures, including those mentioned in your reply.

Please also submit schedules showing the composition of operating metrics for each of the four regions identified in your filing that have been aggregated into your Asia/Latin America and North America/Europe segments, with details for each country within these regions that you conduct operations; totals should reconcile to the disclosures in your filing. Please supplement your analysis with any additional information necessary to understand how you determined that differences in the regulatory environments in the individual countries which comprise these regions did not preclude aggregation.

3.   We understand from your response to prior comment two that certain events might impact regional comparisons, such as demand-generation investments. The relationship between advertising and promotional spending and organic sales growth would seem to be an important factor in assessing economic characteristics. Please tell us the annual amount of demand-generation investment for each region in each of the past three years, and budgeted for 2013 through 2017, as well as historic and forecasted organic sales, the percentage that such costs are of sales not attributable to acquisitions, and explain the reason for any difference in the relationship between the amount of investment and organic growth for the Asia and Latin America segments.

4.   Please clarify for us (i) why your segment operating results (i.e., earnings before interest and income taxes) do not appear to be a primary measure that you evaluate as part of your assessment of economic characteristics and (ii) whether an assessment of your segment operating results would change your conclusion that the Asia and Latin America operating segments have similar economic characteristics.

5.   Please identify your CODM and explain your rationale in identifying the CODM as an individual or group with details sufficient to understand how your approach is consistent with FASB ASC 280-10-50-5 through 280-10-50-9. Please also submit an organizational chart which shows the individuals responsible for making resource allocation decisions and assessing performance of your business units; and your internal reporting structure.

6.   Please submit a copy of the reports, schedules and information packages provided to the CODM covering all business activities and operating results for the year ended December 31, 2012 and the quarter ended March 31, 2013, plus any additional reports, schedules or other information upon which the CODM may have relied in making resource allocation decisions and assessing performance. Please also submit a copy of all additional information provided to your board of directors covering business activities and operating results for the year ended December 31, 2012 and quarter ended March 31, 2013 which was not also provided to your CODM, and explain how your identification of operating segments has properly considered this information in accordance with FASB ASC 280-10-50-6. Please contact us by telephone in advance of your reply if you require guidance or clarification about the information we have requested.

7.   We note that you present sales and assets for China and Mexico which together comprise 54% and 14% of total sales and assets of the Asia/Latin America segment; and that you present sales and assets for the United States which comprise 84% and 62% of total sales and assets of the North America/Europe segment. Please submit schedules showing sales and assets for 2012 and at year-end in each country, grouped by region and reconciled to segment sales and assets, and explain how you determined that additional disclosures were not required to comply with FASB ASC 280-10-50-41, if this is your view.

      You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Karl Hiller

                                        Karl Hiller
                                        Branch Chief